Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, California 94304-1050 O: 650.493.9300 F: 650.493.6811

March 22, 2021

Via EDGAR and Overnight Delivery

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Larry Spirgel

Alexandra Barone

Robert Littlepage

Claire DeLabar

Re:	Applovin Corporation

Registration Statement on Form S-1

Filed March 2, 2021

File No. 333-253800

Ladies and Gentlemen:

On behalf of our client, Applovin Corporation (“AppLovin” or the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated March 18, 2021, relating to the above referenced Registration Statement on Form S-1 (the “Registration Statement”). We are concurrently submitting via EDGAR this letter and an amendment (“Amendment No. 1”) to the Registration Statement. For the Staff’s reference, we are providing to the Staff by overnight delivery copies of this letter as well as both a clean copy of Amendment No. 1 to the Registration Statement and a copy marked to show all changes from the Registration Statement filed on March 2, 2021.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except for page references appearing in the headings and Staff comments below (which are references to the Registration Statement filed on March 2, 2021), all page references herein correspond to the page of Amendment No. 1 to the Registration Statement.

Prospectus Summary

Our Strategic Acquisitions and Partnerships, page 5

1.

We note on page 118 that the apps you “acquired in 2018 and 2019 have increased their quarterly revenue over 100% on average” based on a comparison of unaudited revenue for such acquired Apps for the three months prior to the acquisition against your revenue from such Apps in the

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U.S. Securities and Exchange Commission

March 22, 2021

same period in the subsequent year. Please expand the disclosure on pages 5 and 126 to clarify that the comparison is from the quarter prior to acquisition to the same period in the subsequent year, since the current more abbreviated disclosure could be interpreted as a quarter to consecutive quarter comparison.

The Company respectfully advises the Staff that it has revised its disclosures on pages 5 and 124 to address the Staff’s comment.

Summary Consolidated Financial and Other Data

Non-GAAP Financial Measures, page 18

2.

We note that you disclose Adjusted EBITDA Margin as a Non-GAAP measure. Please expand the disclosure to include the most directly comparable GAAP financial measure for Adjusted EBITDA Margin with equal or greater prominence. Refer to Item 10(e)(1)(i)(A) of Regulation S-K. Please also revise the disclosure on pages 79, 87 and 102 accordingly.

The Company respectfully advises the Staff that it has revised its disclosures on pages 18, 80, 87, and 102 to address the Staff’s comment.

3.

We note on page 87 that in the calculation of your non-GAAP measure “Adjusted EBITDA” you make an adjustment identified as “Purchase accounting impact to deferred revenue.” Considering deferred revenue was adjusted to fair value at the time of acquisition pursuant to GAAP, this non-GAAP adjustment intended to eliminate the impact of purchase accounting substitutes an individually tailored recognition and measurement method for GAAP. Please tell us how you considered the guidance of Question 100.04 of the Division’s Non-GAAP C&DIs and Rule 100(b) of Regulation G when presenting this measure.

The Company respectfully advises the Staff that it has revised its disclosures on pages 2, 18, 80, 82, 86, 87, 102, and 119 to address the Staff’s comment.

4.

Refer to your disclosure of Adjusted EBITDA on pages 2 and 119. We note that you include a reconciliation of Adjusted EBITDA to GAAP net income (loss) but that you also discuss your strong cash flow immediately following the discussion of Adjusted EBITDA. Please clarify whether you believe Adjusted EBITDA is a performance measure or a liquidity measure in the disclosures. Also, clarify why you do not believe that Cash Flow from Operations is the most directly comparable GAAP financial measure due to the close proximity of your discussion of Adjusted EBITDA to cash flows.

The Company respectfully advises the Staff that it has revised its disclosures on pages 2, 82, and 119 to address the Staff’s comment. The Company advises the Staff that it believes Adjusted EBITDA is a performance measure, and as such reconciles Adjusted EBITDA to net income (loss) as the most directly comparable financial measure calculated in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”). The Company notes that its qualitative disclosures on pages 2, 82, and 119 relating to cash flows were intended to describe its cash flows from operations, not Adjusted EBITDA, and the Company believes its revised disclosures clarify this distinction.

U.S. Securities and Exchange Commission

March 22, 2021

5.	Please expand the disclosure on page 86 to describe, in greater detail, expenses included in “write-offs”.

The Company respectfully advises the Staff that its write-offs have not been material for any of the periods presented in the Registration Statement, and as such it has not separately itemized the details of such write-offs in the Registration Statement. For the Staff’s information, the Company had $2.5 million and $0.9 million in write-offs related to certain property and equipment and intangible assets in 2019 and 2020, respectively.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Extinguishments of acquisition-related contingent consideration, page 95

6.

Please expand the discussion to explain the business purpose for amending the terms of the asset acquisition agreement to settle the acquisition holdback and the reason for the timing of the agreement. Please also disclose the total value of cash and Class A common stock issued along with the amount of any accrual for contingent consideration prior to entering into the agreement.

The Company respectfully advises the Staff that it has revised its disclosures on page 95 to address the Staff’s comment.

Results of Operations

Quarterly Trends, page 102

7.	Please expand the discussion of revenue changes to quantify each of the reasons for increases in revenues, if material.

The Company respectfully advises the Staff that it has revised its disclosures on pages 102 and 103 to address the Staff’s comment. The Company believes its revised disclosure, in addition to the comparisons of the Company’s revenue from 2018 to 2019 and 2019 to 2020 included elsewhere in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” provides investors with all material information necessary to understand its revenue changes for the periods presented.

Financial Statements - Applovin Corporation

Note 2 - Basis of Presentation and Summary of Significant Accounting Policies

Consumer Revenue, page F-11

U.S. Securities and Exchange Commission

March 22, 2021

8.

We note that you added two of the three paragraphs of proposed disclosure included in your response dated February 9, 2021. Please include the remaining proposed disclosure, “Determining the EAUL is subjective and requires management’s judgment. Future playing patterns may differ from historical playing patterns, and therefore the EAUL may change in the future. The EAULs are generally between six and nine months.” or tell us the basis for your belief that the disclosure is no longer necessary.

The Company respectfully advises the Staff that it has revised its disclosures on pages 110 and F-11 to address the Staff’s comment.

Note 20 - Subsequent Events, page F-47

9.

We note on page 89 that you signed a “definitive” share purchase agreement with Adjust GmbH in February 2021 to acquire all the outstanding shares of Adjust GmbH for $1 billion. We also note that you expect to close on this acquisition in the first half of 2021. Please tell us the consideration you have given to Rule 3-05 of Regulation S-X regarding financial statements and Article 11 pro forma financial information for this acquisition. Please provide a detailed analysis of the significance tests and an explanation of the basis of your belief that the registrant’s financial statements alone would or would not provide adequate financial information for an IPO investor to make an investment decision. See Financial Reporting Codification section 506.02(c)(ii) for guidance.

The Company respectfully advises the Staff that it has considered the pending acquisition (the “Adjust Acquisition”) of Adjust GmbH (“Adjust”) in accordance Rule 3-05 of Regulation S-X (“Rule 3-05”) using the conditions specified in the definition of significant subsidiary in Rule 1-02(w) of Regulation S-X (the “Significance Tests”).

Investment Test

The Company measured the significance of the Adjust Acquisition using the investment test by comparing the consideration to be transferred of $996.4 million against the total assets of the Company and its subsidiaries consolidated as of December 31, 2020 of $2.15 billion (the “2020 Total Company Assets”). Based on these amounts, the Company determined that the Adjust Acquisition is significant at a level of 46% under the investment test.

U.S. Securities and Exchange Commission

March 22, 2021

Asset Test

The Company measured the significance of the Adjust Acquisition using the asset test by comparing the consolidated total assets as of December 31, 2020 of Adjust of $117.2 million1 against the 2020 Total Company Assets and determined that the Adjust Acquisition is significant at a level of 5% under the asset test.

Income Test

The Company measured the significance of the Adjust Acquisition using the income test by comparing Adjust’s revenue in 2020 of $97.2 million against the Company’s revenue in 2020 of $1.45 billion and determined that the Adjust Acquisition is significant at a level of 7% under the income test. Because the Adjust Acquisition was not significant at a level of greater than 20% based the revenue component of the income test, the Company did not measure the significance of the Adjust Acquisition using the net income component of the income test.

Pursuant to paragraph (b)(4) of Rule 3-05, financial statements required for periods specified in paragraph (b)(2) of Rule 3-05 may be omitted in specified circumstances, including if (i) the significance of such transaction does not exceed any of the Significance Tests at the 50% level and (ii) either (A) the consummation of the acquisition has not yet occurred, or (B) the date of the final prospectus relating to an offering as filed with the Commission pursuant to Rule 424(b) under the Securities Act of 1933, as amended, is no more than 74 days after consummation of the business acquisition, and the financial statements have not previously been filed by the registrant. The Company respectfully advises the Staff that (i) the significance of the Adjust Acquisition does not exceed any of the Significance Tests at the 50% level; and (ii) the consummation of the Adjust Acquisition has not occurred. The Company further advises the Staff that it expects to consummate the Adjust Acquisition in the second quarter of 2021 and intends to file financial statements as required under Rule 3-05 and Article 11 pro forma information on a Form 8-K no more than 75 days after consummation of the Adjust Acquisition in accordance with Rule 3-05(b)(4)(ii) of Regulation S-X.

[1]

Adjust’s financial statements were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board and are presented in Euros. The Company has not identified any material differences between IFRS and U.S. GAAP that would impact the Significance Tests. For purposes of the Significance Tests, the Company applied a currency conversion rate of 1.14, based on the average conversion rate of Euros to U.S. Dollars for 2020, to Adjust’s 2020 revenue and applied a currency conversion rate of 1.20, based on the conversion rate of Euros to U.S. Dollars on December 31, 2020, to Adjust’s total assets as of December 31, 2020.

U.S. Securities and Exchange Commission

March 22, 2021

The Company has also considered the Commission’s amendments to the investment test adopted in May 2020, which permit a registrant to use the aggregate worldwide market value of its voting and non-voting common equity, calculated daily from the last five trading days of the most recently completed month ending prior to the earlier of the registrant’s announcement date or agreement date of the acquisition or disposition (the “Aggregate Market Value”) as the denominator when measuring significance using the investment test. The Company notes that, had it completed its initial public offering prior to entering into the definitive agreement related to the Adjust Acquisition such that it could use the Aggregate Market Value rather than the 2020 Total Company Assets as the denominator in measuring significance using the investment test, and assuming a worldwide market value based on the midpoint of the preliminary price range disclosed to the Staff in its correspondence on March 4, 2021, the Adjust Acquisition would not have been significant at a level of greater than 20%.

The Company respectfully advises the Staff that on page 90 it has disclosed certain summary consolidated statement of profit or loss and other comprehensive income data for Adjust for 2019 and 2020 to provide investors with a view of the relative scale of Adjust compared to the Company. The Company believes its financial statements, taken together with the existing and additional disclosures regarding Adjust, would provide adequate information for an IPO investor to make an investment decision.

10.

Refer to the Exchange Agreements on page 165 regarding the Equity Award Exchange Agreement entered into with Mr. Chen for stock options with 2.4 million underlying Class A shares that gives Mr. Chen the right to receive Class B shares instead of Class A shares. Please tell us the consideration given to ASC 718-20-35-2A in your accounting for this modification, including how you determined the fair value of the modified award as compared to the original award. If material, revise the disclosure to include subsequent event disclosure of this agreement and the additional expense recorded in conjunction with this modification of the stock incentive award.

The Company respectfully advises the Staff that it has considered the Equity Award Exchange Agreement entered into with Mr. Chen regarding stock options to purchase 2,360,400 shares of Class A common stock that gives Mr. Chen the right, following the exercise of such stock options, to exchange such shares for shares of Class B common stock in accordance with ASC 718-20-35-2A to determine if the Equity Award Exchange Agreement should be accounted for as a modification of such stock options.

The Company considered the structure of both classes of underlying shares in order to assign value to two separate stock attributes: voting rights and economic value. With respect to the economic value, both Class A common stock and Class B common stock (which only is created upon filing of the Company’s amended and restated certificate of incorporation, which will occur following effectiveness of the Company’s IPO and in connection with the closing of the IPO) are entitled to the same participation in the economic results generated by the Company, including dividends, distributions and price of sale.

U.S. Securities and Exchange Commission

March 22, 2021

With respect to voting rights, Class B common stock will have 20 votes per share compared to Class A common stock with one vote per share; however, none of the holders of Class B common stock will individually be able to control the voting power of the Company due to a voting agreement that has been entered into between the holders of Class B common stock, whereby all Class B common stock held by the holders of Class B common stock and their respective permitted entities and permitted transferees will be voted as determined by two of Adam Foroughi, Herald Chen, and KKR Denali Holdings, L.P. (one of which must be Mr. Foroughi). In addition to other events that may trigger the conversion of shares of Class B common stock to shares of Class A common stock, each share of Class B common stock will convert automatically into one share of Class A common stock upon the date fixed by the Company’s board of directors that is no less than 61 days and no more than 180 days following the date on which the voting agreement is terminated. In addition, the voting right cannot be transferred in a subsequent sale, as Class B common stock must convert to Class A common stock in order to be monetized. In considering the value of the voting rights, the Company also considered the guidance in ASC 820, even though the awards are not directly in the scope of ASC 820. The American Institute of Certified Public Accountants Accounting and Valuation Guide, Valuation of Privately-Held Company Equity Securities Issued as Compensation states “…FASB ASC 820 applies when another FASB ASC topic requires or permits fair value measurements or disclosures about fair value measurements; however, FASB ASC 820-10-15-2 states that the guidance in FASB ASC 820 does not apply to accounting principles that address share-based payment transactions. Therefore, FASB ASC 820 is not required to be used as definitive guidance when valuing share-based payments granted under FASB ASC 718. However, while acknowledging that the measurement principle under FASB ASC 718 is fair value based, largely because pre-vesting conditions are not considered in the calculation of compensation cost, there are concepts within FASB ASC 820 that may be helpful when measuring the cost of share-based payments” … “The Equity Securities Task Force (the “task force”) also believes that FASB ASC 820 contains many concepts that entities may find helpful when estimating the fair value of the underlying equity shares in a share-based payment award measured under FASB ASC 718. Therefore, the task force recommends referring to the general measurement guidance in FASB ASC 820 for purposes of estimating the fair value of the underlying equity shares that is used to measure a share-based payment award issued within the scope of FASB ASC 718.” As such, the Company evaluated the guidance in ASC 820 in its fair value consideration from a market participant perspective, noting that a market participant would not ascribe any value to the voting rights.

The Company therefore believes that the economic values of both classes of stock are undifferentiated.

11.

We note on page 1 that references to “common stock” includes your Class A common stock, Class B common stock and Class C common stock. We also note on page 165 that Class B will have 20 votes, Class B shareholders will control the registrant following the IPO and “exchange agreements” with the Class B Stockholders “and certain related entities” will automatically convert their Class A shares to Class B shares prior to effectiveness of the IPO. Please include detailed disclosure of the capital structure change as a subsequent event that occurs prior to effectiveness. Please include in your disclosure the terms of the new classes on common stock and whether all shareholders prior to the capital structure change participated equally in the issuance of Class B common stock. If not, disclose your accounting methodology for the change in capital structure regarding any preferential treatment of certain investors (i.e. special stock dividends).

U.S. Securities and Exchange Commission

March 22, 2021

The Company respectfully advises the Staff that it has included a detailed disclosure of the capital structure changes, which will go into effect following the effectiveness of the IPO and in connection with the closing of the IPO, on pages F-47 and F-48 to address the Staff’s comment. As disclosed on pages F-47 and F-48, Adam Foroughi, the Company’s co-founder, CEO and Chairperson, Herald Chen, the Company’s President and Chief Financial Officer, and a member of the Company’s board of directors, and KKR Denali Holdings, L.P. will together with affiliated trusts and entities hold all of issued and outstanding shares of the Class B common stock. However, except for the difference in voting rights of shares of Class B common stock, which is deemed to have no value, all shareholders prior to the capital structure change will participate equally in the economics offered by Class A common stock or Class B common stock. As such, the Company has concluded that there are no preferential treatments to certain investors.

General

12.

Please revise the graphics at the forefront of the registration statement to present a balanced picture of the company’s financial health. In this respect, we note that the company incurred a net loss of $125.9 million in 2020 and indication of such should be given equal prominence with the current presentation emphasizing revenue growth. Refer to Securities Act Forms C&DI 101.02.

The Company respectfully advises the Staff that it has revised its graphics at the forefront of the registration statement to address the Staff’s comment.

*****

U.S. Securities and Exchange Commission

March 22, 2021

Please direct any questions regarding the Company’s responses or Amendment No. 1 to the Registration Statement to me at (650) 565-3574 or rpavri@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Rezwan D. Pavri
Rezwan D. Pavri

cc:	Adam Foroughi, Applovin Corporation

Herald Chen, Applovin Corporation

Victoria Valenzuela, Applovin Corporation

Lonnie Huang, Applovin Corporation

Lisa L. Stimmell, Wilson Sonsini Goodrich & Rosati, P.C.

Andrew T. Hill, Wilson Sonsini Goodrich & Rosati, P.C.

Lang Liu, Wilson Sonsini Goodrich & Rosati, P.C.

Michael T. Esquivel, Fenwick & West LLP

Ran D. Ben-Tzur, Fenwick & West LLP

James D. Evans, Fenwick & West LLP

Jennifer J. Hitchcock, Fenwick & West LLP